UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SUCAMPO PHARMACEUTICALS, INC.

(Name of Subject Company)

SUCAMPO PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

864909106

(CUSIP Number of Class of Securities)

Peter Greenleaf

Chairman and Chief Executive Officer

Sucampo Pharmaceuticals, Inc.

805 King Farm Boulevard, Suite 550

Rockville, MD 20850

(301) 961-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Christian E. Plaza, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On December 26, 2017, Sucampo Pharmaceuticals, Inc. (“Sucampo”) and Mallinckrodt plc (“Parent”) issued a joint press release announcing the execution on December 23, 2017 of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Sun Acquisition Co., a wholly owned subsidiary of Parent (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Class A Common Stock of Sucampo for $18.00 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into Sucampo (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)	Letter to Sucampo employees, first sent on December 26, 2017.

Additional Information about the Transaction and Where to Find It

The Offer has not yet commenced. This filing is neither an offer to buy nor a solicitation of an offer to sell any securities of Sucampo. The solicitation and the offer to buy shares of Sucampo’s Class A Common Stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Purchaser intends to file with the Securities and Exchange Commission (the “SEC”). In addition, Sucampo will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, investors will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Sucampo on Schedule 14D-9 and related materials with respect to the Offer and the Merger, free of charge at the website of the SEC at www.sec.gov or from the information agent named in the Offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Sucampo under the “Investors” section of Sucampo’s website at www.sucampo.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of Sucampo and any amendments thereto, as well as any other documents relating to the Offer and the Merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the Offer because they contain important information, including the terms and conditions of the Offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the sale of Sucampo and any statements relating to Sucampo’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or

2.

refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of Sucampo’s stockholders will tender their shares of common stock in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions of Sucampo’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and other uncertainties pertaining to the business of Sucampo, including those detailed in Sucampo’s public filings with the SEC from time to time, including Sucampo’s most recent Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. Sucampo expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

3.

Employee E-mail

Dear Colleagues,

This morning, we announced that Sucampo has agreed to be acquired by Mallinckrodt, a leading global specialty pharmaceutical company. This transaction is a testament to the value that together we have created over the years to help improve the lives of patients, and represents an opportunity to build upon our strong foundation by joining forces with an industry leader who can further our mission to address specialized diseases with high unmet need.

Today’s announcement is good news for our many stakeholders – including patients, caregivers and physicians – who are counting on us to accelerate the development of our pipeline compounds for NPC-1 and FAP, and to continue to make AMITIZA available for the patients who need it.

The addition of Sucampo to Mallinckrodt is a good strategic fit, because Mallinckrodt is going through its own transformation – much like Sucampo has been – to become a patient-centric, innovation-driven pharmaceutical company focused on severe and critical conditions. More specifically, Mallinckrodt’s focus includes:

•	Autoimmune and rare diseases in specialty areas (such as neurology, rheumatology, nephrology, pulmonology and ophthalmology);

•	Immunotherapy and neonatal respiratory critical care therapies; and

•	Analgesics and hemostasis products.

Mallinckrodt sees the tremendous value that we can bring to achieving its mission, and believes strongly in the value that Sucampo and its products will bring to the company. Moreover, Mallinckrodt has the expertise and global resources to continue to drive these assets forward.

Today’s announcement is just the first step in the acquisition process, and the deal is not expected to close until sometime in the first quarter of 2018. Until the transaction closes, our two companies will continue to operate independently, just as they are today. And, until then, I ask that each of you continue to focus on driving the business forward in our efforts to deliver therapies to patients around the world.

Please rest assured that we do not anticipate any immediate changes to your roles and responsibilities as a result of this announcement. However, I do recognize that an announcement of this nature will cause uncertainty for many of you and lead to questions about how it will impact you personally. And, it is natural to have some feelings of uncertainty as part of this process - but I would ask that you not speculate about topics as many details are still being worked out.

This morning at 10:00 AM ET (and 7:30 am ET/9:30 pm JST), I will host two all-employee calls to talk about this transaction in additional detail. Employees are invited to join by dialing into the information found in the Outlook invites you will receive shortly.

For those who can not join us this morning, we will be posting a recording of this morning’s call on the Sucampo internal Sharepoint site. We will let you know where it is posted once it is up on the site.

I will also be hosting an all employee Town Hall meeting next week once we are all back in the office.

Additionally, we have set up a resource where you can anonymously submit any questions that you might have: https://www.surveymonkey.com/r/N798ZWV.

Thank you for your unwavering commitment to provide options for patients, their caregivers, and physicians affected by diseases with few or no current treatment options, and your continued dedication to our mission.

Sincerely,

Peter

Additional Information about the Transaction and Where to Find It

The tender offer has not yet commenced. This filing is neither an offer to buy nor a solicitation of an offer to sell any securities of Sucampo Pharmaceuticals, Inc. The solicitation and the offer to buy shares of Sucampo Pharmaceuticals, Inc.’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Sun Acquisition Co., a wholly-owned subsidiary of Mallinckrodt plc, intends to file with the Securities and Exchange Commission (the “SEC”). In addition, Sucampo Pharmaceuticals, Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Sucampo Pharmaceuticals, Inc. on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov or from the information agent and dealer manager named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Sucampo Pharmaceuticals, Inc. under the “Investors” section of Sucampo Pharmaceuticals, Inc.’s website at www.sucampo.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of Sucampo Pharmaceuticals, Inc. and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the sale of Sucampo Pharmaceuticals, Inc. and any statements relating to Sucampo Pharmaceuticals, Inc.’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Agreement and Plan of Merger dated as of December 23, 2017 by and among Sucampo Pharmaceuticals, Inc., Sun Acquisition Co. and Mallinckrodt plc (the “Merger Agreement”) including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of Sucampo Pharmaceuticals, Inc.’s stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions of Sucampo Pharmaceuticals, Inc.’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and other uncertainties pertaining to the business of Sucampo Pharmaceuticals, Inc., including those detailed in Sucampo Pharmaceuticals, Inc.’s public filings with the Securities and Exchange Commission from time to time, including Sucampo Pharmaceuticals, Inc.’s most recent Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. Sucampo Pharmaceuticals, Inc. expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.